Exhibit 11

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES
EARNINGS (LOSS) PER COMMON AND DILUTIVE POTENTIAL COMMON SHARE

	For Three Months Ended		For Nine Months Ended
	Sept. 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001
Net income (loss) in millions	$188	$(117)	$245	$(85)
Add: Interest, net of tax effect, on convertible debentures assumed converted	—	—	—	—

Adjusted net income (loss) in millions	$188	$(117)	$245	$(85)

Diluted Earnings (Loss) per Common and Dilutive Potential Common Share:
Weighted average common shares outstanding (in thousands)	1,732,783	1,733,511	1,733,946	1,734,555
Weighted average dilutive potential common shares:
Stock option and compensation plans	29,027	—	35,732	—
Convertible debentures	—	—	—	—

Weighted average common and dilutive potential common shares	1,761,810	1,733,511	1,769,678	1,734,555

Diluted earnings (loss) per common share	$0.11	$(0.07)	$0.14	$(0.05)

Basic Earnings (Loss) per Common Share:
Weighted average common shares outstanding (in thousands)	1,732,783	1,733,511	1,733,946	1,734,555

Basic earnings (loss) per common share	$0.11	$(0.07)	$0.14	$(0.05)